As Filed with the Securities and Exchange Commission on July 7, 2005.

Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

APT SATELLITE HOLDINGS LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N.A.

(Translation of issuer's name into English)

BERMUDA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, NY 10286

Telephone (212)-495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing

¨on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box.  ¨

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum Aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share evidencing eight shares of Common Stock of APT Satellite Holdings Limited (the “Ordinary Shares”).	25,000,000 American Depositary Shares	$.05	$1,250,000	$147.13

(1)

Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to securities registered under Registration Statement No. 333-6038 previously filed by the Registrant.

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (1) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1) Name and address of Depositary	Introductory Paragraph
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt - upper right corner
(ii) The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16)
(iii) The collection and distribution of dividends	Paragraphs (12), (14) and (15)
(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16)
(v) The sale or exercise of rights	Paragraph (13)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Paragraph (11)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5), (6) and (8)
(x) Limitation upon the liability of the Depositary	Paragraphs (13) and (18)
(3) Fees and Charges	Paragraph (7)

Item 2.  Available Information

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

2(a)

Statement that APT Satellite Holdings Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

*(1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of December 13, 1996, among APT Satellite Holdings Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

*(2) Form of Letter from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5) Certification under Rule 466.

Item 4.  Undertakings

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

*Previously filed and incorporated by reference for the Issuer’s Registration Statement on Form F-6 (No. 333-6038)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of December 13, 1996, among APT Satellite Holdings Limited, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on July 7, 2005.

By:THE BANK OF NEW YORK,

as Depositary

By:

/s/ Ulla M. Erlandsen

Name: Ulla M. Erlandsen

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, APT Satellite Holdings Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Hong Kong on July 7, 2005.

APT SATELLITE HOLDINGS LIMITED

  By:

/s/  Chen Zhaobin

Name: Chen Zhaobin

Title: Executive Director & President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on July 7, 2005.

Name

Title

 /s/  Chen Zhaobin

Executive Director & President

Chen Zhaobin

(Principal Executive Officer)

/s/  Tong Xudong

Executive Director & Vice President

Tong Xudong

(Principal Financial and Accounting Officer)

/s/  Brian Lo

Vice President & Company Secretary

Brian Lo

/s/  Liu Ji Yuan

Chairman

Liu Ji Yuan

 /s/  Zhang Hainan

Deputy Chairman

Zhang Hainan

/s/  Lim Toon

Director

Lim Toon

//s/  Wu Zhen Mu

Director

Wu Zhen Mu

s/  Lim Wee Seng

Director

Lim Wee Seng

/s/  Yin Yen-liang

Director

Yin Yen-liang

/s/  Tseng Ta-mon

Alternate Director of Yin Yen-liang

Tseng Ta-mon

Alternate Director of Lim Toon and Lim Wee Seng

Kwok Kah Wai Victor

/s/  Yuen Pak Yiu, Philip

Director

Yuen Pak Yiu, Philip

 /s/  Huan Guocang

Director

Huan Guocang

 /s/  Lui King Man

Director

Lui King Man

PTSGE Corp.

By: /s/ Gary Kocher

Authorized Representative in the United States

       By: Gary Kocher

              Vice President

INDEX TO EXHIBITS

Exhibit Number

(4)	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.
(5)	Certification under Rule 466.